Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus relating to Preliminary Terms No. 1,400 Registration Statement Nos. 333-221595; 333-221595-01 Dated January 8, 2019 Filed pursuant to Rule 433

Fixed Income Auto-Callable Securities due May 5, 2020

Based on the Performance of the S&P 500® Index

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlying index:	S&P 500® Index. For more information about the underlying index, see the accompanying preliminary terms.
Stated principal amount:	$1,000 per security
Pricing date:	January 31, 2019
Original issue date:	February 5, 2019 (3 business days after the pricing date)
Maturity date:	May 5, 2020
Early redemption:	If, on any of the four redemption determination dates, beginning on April 30, 2019, the index closing value of the underlying index is greater than or equal to the initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the monthly coupon for the related interest period.
Monthly coupon:	Unless the securities have been previously redeemed, a fixed coupon at an annual rate of 6.50% to 8.50% (corresponding to approximately $5.4167 to $7.0833 per month per security, to be determined on the pricing date) will be paid on the securities on each coupon payment date.
Payment at maturity:

If the final index value is greater than or equal to the downside threshold level:

the stated principal amount plus the final monthly coupon payment

If the final index value is less than the downside threshold level:

the final monthly coupon payment plus an amount equal to: (i) the stated principal amount multiplied by (ii) the index performance factor

Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $984.20 per security, or within $15.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page

Overview

Fixed Income Auto-Callable Securities do not guarantee any repayment of principal. Instead, the securities offer the opportunity for investors to earn a fixed monthly coupon at an annual rate of 6.50% to 8.50% (to be determined on the pricing date). In addition, if the index closing value of the underlying index is greater than or equal to the initial index value on any of the four quarterly redemption determination dates, the securities will be automatically redeemed for an amount per security equal to the stated principal amount and the related monthly coupon. No further payments will be made on the securities once they have been redeemed. However, if the securities are not automatically redeemed prior to maturity, the payment at maturity due on the securities will be, in addition to the final monthly coupon payment, as follows: (i) if the final index value is greater than or equal to 70% of the initial index value, which we refer to as the downside threshold level, investors will receive the stated principal amount, or (ii) if the final index value is less than the downside threshold level, investors will be exposed to the full decline in the underlying index on a 1-to-1 basis and will receive a payment at maturity that is less than 70% of the stated principal amount of the securities and could be zero. Accordingly, investors could lose their entire initial investment in the securities. The securities are for investors who are willing to risk their principal and seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of losing a significant portion or all of their investment, and the possibility of an automatic early redemption prior to maturity. Investors will not participate in any appreciation of the underlying index. The securities are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities are issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319000167/dp100492_fwp-ps1400.htm

Terms continued from previous page:

Redemption determination dates:	Quarterly, on April 30, 2019, July 31, 2019, October 31, 2019 and January 31, 2020, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	Quarterly, on May 3, 2019, August 5, 2019, November 5, 2019 and February 5, 2020. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.
Downside threshold level:	70% of the initial index value
Initial index value:	The index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the final observation date
Index performance factor:	The final index value divided by the initial index value
Coupon payment dates:	Monthly, on the 5th day of each month, beginning March 5, 2019, provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the monthly coupon with respect to the final observation date shall be paid on the maturity date as part of the payment at maturity.
Final observation date:	April 30, 2020, subject to postponement for non-index business days and certain market disruption events.
CUSIP / ISIN:	61768DWU5 / US61768DWU52
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not guarantee the return of any principal.

•	Investors will not participate in any appreciation in the value of the underlying index.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	Not equivalent to investing in the underlying index.

•	Reinvestment risk.

•	The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities to maturity.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Adjustments to the underlying index could adversely affect the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The below examples are based on the following terms:

Hypothetical Initial Index Value:	2,800
Hypothetical Downside Threshold Level:	1,960, which is 70% of the hypothetical initial index value
Hypothetical Monthly Coupon:	7.50% per annum (corresponding to approximately $6.25 per month per security, the midpoint of the range specified on the cover of this document).[1] The actual monthly coupon rate will be determined on the pricing date.
Stated Principal Amount:	$1,000 per security

1 The actual monthly coupon will be an amount determined by the calculation agent based on the actual monthly coupon rate and on the number of days in the applicable payment period, calculated on a 30/360 day-count basis. The hypothetical monthly coupon of $6.25 is used in these examples for ease of analysis.

In Example 1, the index closing value of the underlying index is greater than or equal to the initial index value on one of the quarterly redemption determination dates. Because the index closing value is greater than or equal to the initial index value on such a date, the securities are automatically redeemed on the related early redemption date. In Examples 2, 3 and 4, the index closing value is less than the initial index value on each redemption determination date, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity.

Example 1—The securities are automatically redeemed following the quarterly redemption determination date in January 2020, as the index closing value is greater than or equal to the initial index value on such redemption determination date. Upon early redemption, investors receive the early redemption payment calculated as $1,000 + $6.25 = $1,006.25.

The total payment over the 1-year term of the securities is $6.25 × 11 + $1,006.25 = $1,075. No further payments will be made on the securities after they have been redeemed, and investors do not participate in any appreciation of the underlying index.

Example 2—The securities are not redeemed prior to maturity, as the index closing value is less than the initial index value on each quarterly redemption determination date. The index closing value on the final observation date is 2,200, which is above the downside threshold level. Therefore, you would receive (i) the monthly coupons with respect to the 14 months prior to (and excluding) the final observation date, totaling $6.25 × 14 = $87.50, and (ii) the payment at maturity calculated as $1,000 + $6.25 = $1,006.25.

The total payment over the 15-month term of the securities is $87.50 + $1,006.25 = $1,093.75

This example represents the hypothetical maximum amount payable over the 15-month term of the securities.

Example 3—The securities are not redeemed prior to maturity, as the index closing value is less than the initial index value on each quarterly redemption determination date. The index closing value on the final observation date is 1,400, which is below the downside threshold level. Therefore, you would receive (i) the monthly coupons with respect to the 14 months prior to (and excluding) the final observation date, totaling $6.25 × 14 = $87.50, and (ii) the payment at maturity calculated as $6.25 + ($1,000 × 1,400 / 2,800) = $506.25.

The total payment over the 15-month term of the securities is $87.50 + $506.25 = $593.75, representing a substantial loss on the initial investment.

If the securities are not automatically redeemed prior to maturity and the final index value is less than the downside threshold level, you will lose a significant portion or all of your investment in the securities.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2013 through December 28, 2018. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2013 to December 28, 2018